Exhibit 21.1
SUBSIDIARIES OF CERADYNE, INC.

State or other Jurisdiction of
Name of Subsidiary	Incorporation or Organization
Ceradyne ESK, LLC	Delaware

• ESK Ceramics Geschäftsführungs GmbH	Germany

• ESK Ceramics GmbH and Co. KG	Germany

• ESK Ceramics France S.A.S.U.	France

Ceradyne Canadian Holdings, Inc.	Delaware

• Ceradyne Canada ULC	Alberta, Canada

Ceradyne Armor Systems, Inc	Delaware

Minco, Inc.	Tennessee

Ceradyne Cayman Holdings, Inc.	Cayman Islands

• Ceradyne Hong Kong Co., Ltd.	Hong Kong

• Ceradyne (Tianjin) Technical Ceramics Co., Ltd.	China

Ceradyne EPB, Inc.	Delaware

• Boron Products, LLC	Delaware